UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No 2)*

THL CREDIT, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

872438106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872438106	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,024,100

	6	SHARED VOTING POWER
150,000

	7	SOLE DISPOSITIVE POWER
2,024,100

	8	SHARED DISPOSITIVE POWER
150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,174,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.65%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	872438106	Page 3 of 5

Item 1(a).	Name of Issuer:

THL CREDIT, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 Federal Street, 31st Floor, Boston MA 02110

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. Mr. Cooperman has investment discretion over the Shares (as defined below) held by the Uncommon Knowledge And Achievement, Inc. (the "Uncommon"), a 501(c)(3) Delaware charitable foundation. As to the Shares owned by the Uncommon, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Uncommon may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the "WRA Trust"), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Shares held by Toby Cooperman, Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust accounts.

Mr. Cooperman is the Trustee of the Cooperman Florida Qualified Residence Trust dated May 1, 1996 (the "Residence Trust"), an irrevocable QPRT trust.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

St. Andrew's Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496

Item 2(c).	Citizenship:

United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock,  par value $0.001 per share (the "Shares")

Item 2(e).	CUSIP Number:

872438106

CUSIP No.	872438106	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 2,174,100 Shares, which constitutes approximately 6.65 % of the total number of Shares outstanding. This consists of 1,271,500 Shares owned by Mr. Cooperman; 220,000 Shares owned by Toby Cooperman; 200,000 Shares owned by the Foundation; 110,000 Shares owned by Michael S. Cooperman; 200,000 Shares owned by the WRA Trust; 4,600 Shares owned by the UTMA account for Asher Silvin Cooperman; 150,000 Shares owned by the Uncommon; and 18,000 Shares owned by the Residence Trust.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,024,100

(ii)	Shared power to vote or to direct the vote:

150,000

(iii)	Sole power to dispose or to direct the disposition of:

2,024,100

(iv)	Shared power to dispose or to direct the disposition of:

150,000

CUSIP No.	872438106	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2018

LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).